Director Service Agreement

Date 01 July 2010

Parties **Healthzone Limited** (ACN 118 715 772) of 316 Horsley Road, Milperra in the State of New South Wales (***Company***)

Guy Robertson of 28 Lennox Street, Mosman NSW 2088 (**Director**)

1 Employment and Duties of Director

1.1 The Company has agreed to appoint the Director as a Director of the Company on the terms and conditions set out in this Agreement

1.2 The Director will be responsible to the Board.

1.3 The Director agrees to faithfully and diligently perform the Duties and exercise the powers of Director assigned to or vested in the Director by the Board:

2 Duration of Employment and Termination

2.1 Commencement and Duration

The Employment will commence on the date of execution of this Agreement and will continue until terminated under this Agreement or otherwise.

2.2 Duration

Three Years

2.3 Termination by Prior Notice

Either party may terminate Employment by providing the other party with two months prior notice of termination in writing or, in the case of the Company, by making a payment of remuneration in lieu of any part of the notice period that the Company does not require the Director to serve.

2.4 Summary Termination

(a) At any time, the Company may by notice in writing summarily terminate the Employment if the Director:

(i) engages in any act or omission constituting gross misconduct; commits a serious or persistent breach of this Agreement; is bankrupt or suspends payment or compounds with or assigns his estate for the benefit of his creditors; is guilty of any conduct which in the reasonable opinion of the Board might tend to seriously injure the reputation or the business of the Company; becomes incapable of properly performing the Duties by reason of mental infirmity or is found by a Court of competent jurisdiction to be of unsound mind or mentally ill.

(b) At any time, the Director may by notice in writing summarily terminate the Employment if the Company commits a serious or persistent breach of this Agreement.

2.5 Suspension

If it appears that any of the events referred to in subclause **3.3(a)** have occurred or if in the reasonable opinion of the Board the circumstances warrant:

(a) the Board may appoint a person to conduct any investigation they think fit into the allegations or the relevant circumstances; the Director must attend the office of the Company or elsewhere and give information, explanation or other assistance to the person conducting the investigation, as directed by the Board; and during the whole or part of a period of investigation, the Board may in its sole discretion suspend the Director with pay for a period:

(i) to be in the sole discretion of the Board but not exceeding three weeks; and

(ii) during which the Company is not obliged to provide the Director with work.

3 Remuneration

3.1 The Company agrees to provide the Director during his Employment with a gross annual remuneration package of $50,000 per annum inclusive of salary, superannuation contributions and any other benefits agreed by the parties ("the Package"). Unless otherwise agreed, the Package will be comprised of salary and superannuation contributions.

3.2 The salary component of the Package payable under subclause 4.1:

(a) accrues from month to month; and

(b) is to be paid partly in advance and partly in arrears by monthly instalments on or about the 15th day of each month.

3.3 Subject to subclause 4.5 the Company agrees to reimburse the Director for all reasonable out-of-pocket expenses necessarily incurred by the Director in the performance of his Duties, including reasonable expenses relating to entertainment, accommodation, meals, telephone and travelling. It is a condition precedent to the entitlement of the Director to reimbursement of expenses under subclause 4.4 that the Director provides the Board with such evidence of the incurring of the expenses as the Board reasonably requires.

3.4 The Director agrees to the deduction from his salary or other sums due to him of:

(a) statutory deductions; contributions payable by the Director under any superannuation scheme or fund of which he is a member; and other amounts owed by the Director on any account to the Company or any Related Corporation.

3.5 The Director undertakes that he will during the Employment use his best endeavours to prevent the unauthorised publication, use or disclosure of any trade secret or confidential information of the Company.

4 Documents and other Property of the Company

4.1 Upon the termination of this Agreement the Director agrees to deliver to the Company or its authorised representative without any further demand documents in the Executive's possession or control relating in any way to any confidential information or trade secrets of the Company or its clients, or to the business or affairs of the Company or its clients; and any property of the Company or thing to which the Company is entitled.

5 Intellectual Property

5.1 The Company will own all property rights, including intellectual property rights, in anything (whether tangible or intangible, and including without limitation documents, information, ideas and inventions) that is the product or other result of any work or other activity carried out or contributed to by the Director , and that arises directly or indirectly out of the Employment (including without limitation any product or result made or conceived by use of the resources or facilities of the Company or any Confidential Information) ("Work Product").

5.2 For the purpose of this clause, intellectual property rights are patents, design registrations, trade marks, copyright and any other rights of a proprietary nature in or to the results of intellectual activity, whether registrable or not, both in Australia and elsewhere.

5.3 The Director waives all moral rights the Director may have in relation to Work Product and consents to any act or omission that would otherwise constitute an infringement of any of those moral rights, including the Company's use of Work Product without attribution of authorship.

5.4 The Director must sign all documents and do anything else which the Company requires to secure the Company's ownership of all rights in Work Product. This must be done promptly and without additional payment to the Executive.

6 Continuing Obligations

Any provision of this Agreement remaining to be performed or observed by the Director or having effect after the termination of this Agreement for whatever reason remains in full force and effect and is binding on the Executive.

7 Governing law and jurisdiction

7.1 This Agreement and the transactions contemplated by this Agreement are governed by the law in force in New South Wales. Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them for determining any dispute concerning this Agreement or the transactions contemplated by this Agreement.

Execution

Executed as an agreement.

Signed for and on behalf of
Healthzone Limited
by its duly authorised representative
in the presence of:

Signature of witness	Signature of authorised representative
Peter Roach	**Michael Wu**
Name of witness (please print)	Name of authorised representative (please print)

Signed by
Guy Robertson
in the presence of:

Signature of witness	Signature of Guy Robertson
CRISTINA NICOLI	
Name of witness (please print)	